Purusant to the requirements of The Securities and Exchange Regulation 310(e), The 26 residential rental properties and the single commercial property to be acquired by the Company, and as designated by the letter of intent dated January 15th, 1996. The audited financial data regarding these properties are hereby stated.

Residential Rental properties

                      1994                   1995
                  -----------              ----------

Income             $ 255,969               $ 246,159
Expenses              91,294                  96,715
Net Income           164,675                 149,443

All income from the residental rental properties were from rents received from third tenants. Prior to 1993 the Florida properties were managed by a local contract manager, and detailed maintenance was not observed. In September 1993, Mr.Ricketts assumed the management of the properties, and a program of maintenance and upgrading was started. (such as exterior, painting, replacing of defective roofs, replacing septic systems, new carpeting Etc). This program continued into 1995, and is now 85% complete. It follows therefore that the operating expenses will be reduced in the coming years. The properties are occupied by mainly middle class and Blue collar tenants, and the rents charged are in the lower percentile for properties charged in the area, consequently we maintain a waiting list of probable tenants requiring rentals, and rents leave room for increases when and if we get vacancies.
In our effort to continue the program of upgrading and maintenance of the properties, a new manager was contracted to handle the Texas Properties, and the program of upgrading has continued in Texas as well. Rents from the Texas properties, are solely paid by Tenants, and the rents charged are comparable to rents charged for comparable properties in the area.

The fact that there is no way of predicting under what circumstances, or what financing structure will be used to acquire the properties, or if the properties will be acquired, it is not possible to forcast what the taxable income will be after acquisition.

The Commercial property now occupied by the Company which is also designated for acquisition by the Company in the letter of Intent, is an Office Condominium located in a single storey condominium complex of 18 similar condiminium. The amount charged the Company for rent, is minimal, since the Office property is owned by the President of the Company, and much lower than rents of comparable properties in the area. Taxable income on this property is therefore moot, since the Company would in fact be occupying its own property.